McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

December 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.Washington, D.C. 20549

Re:	Zheng Hui Industry Corp.
Registration Statement on Form S-1
Filed July 12, 2010
File No. 333-168073

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registration Statement was filed with the Commission on July 12, 2010.

Please contact the undersigned at (212) 448-1100 if there are any questions regarding this matter.

MCLAUGHLIN & STERN, LLP

By:	/s/ Steven W. Schuster
Steven W. Schuster